Exhibit 99.29

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1	Name and Address of Company

HudBay Minerals Inc.

1 Adelaide Street East, Suite 2501

Toronto, Ontario

M5C 2V9

Item 2	Date of Material Change

March 9, 2009

Item 3	News Release

A news release with respect to the material change referred to in this report was disseminated through Market Wire on March 10, 2009 and subsequently filed on SEDAR.

Item 4	Summary of Material Change

HudBay Minerals Inc. (“HudBay”) announced the resignation of Allen J. Palmiere as chief executive officer and as a director of the company, effective March 9, 2009.

Item 5	Full Description of Material Change

On March 10, 2009, HudBay announced the resignation of Allen J. Palmiere as chief executive officer and as a director of the company, effective March 9, 2009.

Colin K. Benner, P. Eng., a director of the company, has been appointed to the position of interim chief executive officer of HudBay, effective immediately.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

H. Maura Lendon, Vice-President and General Counsel of HudBay, (416) 362-2335

Item 9	Date of Report

March 10, 2009